Mail Stop 3561

January 28, 2009

Bradley J. Moynes
Chief Executive Officer
Black Diamond Brands Corporation
595 Hornby Street, Suite 600
Vancouver, BC, Canada, V6C 2E8

      Re: **Black Diamond Brands Corporation**
              Form 20-F/A for Fiscal Year Ended
              December 31, 2007
              Filed January 26, 2009
              File No. 000-52145

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Item 15 – Controls and Procedures, page 39

1. We note the revisions to your filing in response to our prior comment one. It appears that you have disclosed management's assessment of the effectiveness of disclosure controls and procedures as of August 12, 2008. Pursuant to Item 15 of Form 20-F this assessment must be performed as of the end of the period covered by the report (i.e. December 31, 2007), not as of the date the report was filed. Please revise.

2. You did not respond to our prior comment two, thus the comment will be re-issued. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, you are required to report on management's assessment of internal control over financial reporting. Refer to Item 15 of Form 20-F. Please revise.

Exhibits 4.3 and 4.4 – Section 302 Certifications

3. We reviewed your response to our prior comment four. Your response did not address our comment, thus the comment will be re-issued. We note that your Section 302 certifications do not comply with the language required by the Instructions as to Exhibits (12) in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined in the Instructions as to Exhibits (12) was not included
   Please revise your certifications to address each of the matters noted above. Please note that currently dated and signed certifications must be provided by both your principal executive officer and principal financial officer with your amended Form 20-F.

Other

4. In connection with responding to our comments, please provide a written statement from the company acknowledging that:
   - The company is responsible for the adequacy and accuracy of the disclosure in the filing
   - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
   - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Bradley J. Moynes
Black Diamond Brands Corporation
January 28, 2009
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services